Via Facsimile and U.S. Mail
Mail Stop 6010


September 30, 2005

Mr. Charles A. Rowland, Jr.
Senior Vice President - Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario  L5N 8M5
CANADA

Re:	Biovail Corporation
	Form 20-F for Fiscal Year Ended December 31, 2004
	Form 6-K filed August 12, 2004
	File No. 000-22358

Dear Mr. Rowland:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your Form 20-F for the year ended December 31, 2004 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects, page 56

MD&A in Accordance with U.S. GAAP, page 57

Critical Accounting Policies and Estimates, page 58

Revenue recognition, page 59

1. We noted that revenue from product sales is recognized net of provisions for estimated discounts and allowances, rebates, rebates and chargebacks. In addition, we noted that a significant change in the estimate of product returns could have a material impact on your results of operations. As we did not note the disclosures about these provisions contemplated by Section V of Financial Reporting Release 72, please revise your disclosures to provide the following information:

a. The nature and amount of each provision at each balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each provision, such as, in the form of, a range of reasonably likely amounts or other type of sensitivity analysis.

b. The factors that you consider in estimating each provision, such as whether you use historical return of products, levels of inventory in the distribution channel, estimated shelf life, price changes from competitors, and introductions of generics and/or new products.

c. The extent to which you rely on information from external sources, such as, end-customer prescription demand or third-party market research data comparing wholesaler inventory levels to end-customer demand.

d. For returns, the total amount, in sales dollars, that could potentially be returned as of the balance sheet, in tabular format by product and by expiration period.

e. A roll forward of each provision, for each period presented, showing the following:

* beginning balance;
* current period provision related to sales made in current period;
* current period provision related to sales made in prior periods;
* actual payments or credits in current period related to sales made in current period;
* actual payments or credits in current period related to sales made in prior periods; and
* ending balance.

f. The amount and reason for period-to-period fluctuations in the amounts added to each provision, including the effect that changes in your estimates had on your revenues and results of operations.

Intangible Assets, page 60

2. It appears that your review of your strategic approach to commercializing products in the United States could result in a write-down in certain of your long-lived assets. Please disclose the effects of this review on your future operations, cash flows and financial position. Also, for any of the assets that you believe this review is reasonably likely to effect, please describe the intangible assets affected and disclose their carrying amount and the associated revenues.

Item 15  Controls and Procedures, page 148

3. Please tell us where you disclosed whether or not there were significant changes in your internal controls, as is required by Item
15(b) of Form 20-F, and the status of the material weakness, that you had disclosed in your Form 20-F for 2003 that had resulted in a restatement, regarding applying an inappropriate exchange rate to a
Canadian dollar denominated long-term obligation. Otherwise, please revise your disclosures to provide this information.

Financial Statements Completed in Accordance with U.S. GAAP, page
F-2

Notes to Consolidated Financial Statements, page F-9

2.  Significant Accounting Policies, page F-9

Intangible assets, page F-11

4. We note that you "generally" amortize your intangible assets using the straight-line method based on their estimated useful lives.
In
this regard, please revise your disclosure to address:

* the nature of the exceptions to this policy and their impact on your financial statements;

* how your estimation of the useful lives considers the remaining life of any patents underlying the intangible assets; and,

* how your use of the straight-line method sufficiently considers any factors that may suggest that accelerated amortization may be more appropriate, such as the entry of generic or other branded competition.





Revenue recognition, page F-12

5. Regarding the costs and profit margin related to your collaborations that are in excess of amounts billed, please:

* tell us why recognizing them as accounts receivable is appropriate;

* tell us how their collectibility is reasonably assured; and,

* disclose how they are presented in your financial statements.

3.  Disposition and Acquisitions of Intangible Assets, page F-17

6. For each acquisition where you utilize a discount rate to estimate the fair value of the intangible assets acquired and of acquired in-process research and development, please disclose the assumptions you utilized in estimating the discount rates, including the phase the acquired products were in at the time of acquisition.

Teveten(r), page F-20

7. Regarding the marketing allowance that Solvay, in 2002, reimbursed you for direct costs related to the re-launch and marketing of Teveten(r) and Teveten(r) HCT in the United States, please:

* revise your disclosures to discuss why it was appropriate to record one-half of the allowance each year in 2003 and 2002;

* revise your disclosures to address how the period of recognition compares to the period when you incurred the direct costs; and

* tell us why it was appropriate to record the allowance as a reduction of expenses, addressing your compliance with EITF 01-14, as applicable.

Zovirax, page F-21

8. Please demonstrate for us that the amount subject to repayment if
Wellbutrin XL was not approved by the FDA was both probable and reasonably estimable, as required by paragraph 8 of FAS 5, at the time your recorded the accrual.





4.  Acquisition of Businesses, page F-21

BNC-PHARMAPASS, page F-21

9. Please tell us why it was appropriate to consolidate BNC-
PHARMAPASS during the period when you only had a 49% interest and cite the specific authoritative literature that was applicable at the time supporting this consolidation.

11. Intangible Assets, Page F-28

10. Please revise your disclosures to breakout, by product, both your trademarks and patents.

12.  Other Assets, page F-28

Interest Rate Swaps, page F-29

11. Please tell us the circumstances that caused the hedging relationship to no longer qualify as a highly effective hedge, as of
April 1, 2003, and then for it to again qualify as a highly effective hedge, as of October 1, 2003, just six months later. Please explain to us why, under SFAS 133, (a) it was appropriate to accrete, over the remaining term of the hedged note, the fair value adjustment resulting from it no longer qualifying and (b) the accounting for that fair value adjustment does not appear to have been affected by the hedge again qualifying as a highly effective hedge. In addition, please advise us why, effective December 5, 2003, you identified a new methodology for assessing the effectiveness of the hedge and redesignated the application of hedge accounting and explain how both are allowed by SFAS 133.

24.  Legal Proceedings, page F-43

12. For each of your legal proceedings, please provide the disclosures required by paragraph 10 of SFAS 5.

13. All of the legal proceedings listed under "Intellectual property" appear to relate to others seeking approval for generic versions of some of your products. For each of these, please disclose, in MD&A, the reasonably likely effect that the granting of these approvals would have on your liquidity, financial position, and results of operations. Address the extent to which each of these products has
(a) contributed to your net revenues and results of operations and
(b) assets included in your balance sheet that could potentially become impaired.



Form 6-K filed August 12, 2005

Part I - Financial Information, page 1

Condensed Notes to the Consolidated Financial Statements, page 5

3.  Disposition and Restructuring, page 8

14. Regarding the Teveten and Teveten HCT product rights and inventory, please tell us why it was appropriate to:

* include them as a deferred charge, when you appear to have sold the product rights and inventory to Kos;

* amortize the deferred charge over the term of your supply agreement with Kos for a different product, Cardizem(r) LA; and,

* include the amortization as cost of goods sold, as you appear to exclude amortization from cost of goods sold and as you would no longer appear to be selling any Teveten and Teveten HCT product.

*    *    *    *

       As appropriate, please amend your Form 20-F for the year ended
December 31, 2004 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label
CORRSEP.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Oscar M. Young, Jr., Senior Accountant at
(202)
551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Charles A. Rowland, Jr.
Biovail Corporation
September 30, 2005
Page 7